Mail Stop 3561

August 22, 2007

Mr. Michael C. Litt, CFO and Secretary
Golden Pond Healthcare, Inc.
18 Arrowhead Way
Darien, Connecticut 06820

> **Re: Golden Pond Healthcare, Inc.**
> **Registration Statement on Form S-1**
> **Filed on July 19, 2007**
> **File No. 333-144718**

Dear Mr. Litt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please advise us of the basis for your disclosure that the securities will be listed on the American Stock Exchange. Explain how the company will satisfy each criterion for at least one of the listing standards on the exchange, and include a discussion of all of the quantitative standards, e.g., number of public shareholders.

2.   Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

3.   Prior to the effectiveness also, please provide a copy of the letter from the NASD or a telephone call informing us that the NASD has finished its review and has no additional concerns regarding the underwriting arrangements.

4.   The prospectus states that the company may acquire a less than 100% interest in a target company(ies), provided that the fair market value of the interest is at least equal to 80% of the company's net assets at the time of the acquisition. See, e.g., page 22; see also the nineteenth risk factor on page 24 (management less likely to remain with merged company that is controlled by stockholders of acquired company, absent a negotiated arrangement as part of the merger). Please state whether the company would acquire a controlling interest(s) in a target company(ies). If so, please revise the disclosure to clarify whether such controlling interest could be less than a majority of the outstanding voting rights of an acquisition candidate.

5.   We note that the company may enter into a business combination with one or more international operating businesses. See, e.g., prospectus cover. Please add this disclosure/expand upon it elsewhere in the prospectus, such as in the business section. Please also include a risk factor(s) related to acquiring a company located outside the United States. For example, there may be risks in connection with laws and regulations of healthcare in a foreign jurisdiction, exchange controls that affect the import or export of capital or remittance of dividends, and withholding tax issues.

6.   We note the discussion of the circumstances in which management may seek an operating business(es) outside its target industry. See the fourteenth risk factor on page 21. Overall, the registration statement, like the company's name, appears to suggest that the target company will be located in the U.S. healthcare industry. See, e.g., the section concerning risks associated with that industry, pages 32-39; pages 52-53 (federal and state regulation of industry). Such disclosure could prove irrelevant to an eventual business combination. Please revise the prospectus throughout to provide more balanced disclosure. Make clear that the company is not limited to acquiring a company in any particular industry, type of business or geographic location, but instead "ha[s] virtually unrestricted flexibility in identifying and selecting a prospective acquisition candidate," see page 21. Please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise, along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its healthcare expertise. Explain how this criterion differs from those used to

evaluate healthcare businesses. The prospectus should state, among other things, whether the company will consider non-healthcare companies early in the process, if they are presented to it.

7. We note the significant experience and involvement of various officers/directors and the special advisor in business/investment activities that are concern health insurance, pharmaceuticals and other activities related to the healthcare industry. Please provide for each individual a list of entities for which a conflict may or does exist vis-à-vis the company and state the priority and preference that the entity has with respect to performance of obligations and presentation of business opportunities.

8. Also identify any entities for which the special advisor has a fiduciary duty to present business opportunities. We note in this regard that Dr. Wild, as an independent contractor, does not, as such, owe the company any fiduciary duties with respect to the execution of his duties. See page 70.

9. In addition, because Messrs. Wiggins, Dahl and Garcia and Drs. Young and Wild may consider the same businesses on behalf of the company and other entities with which they are affiliated, it appears appropriate to disclose and discuss all contacts and discussions currently underway that are relevant to the company and its potential target company. To the extent that there are established criteria by which such contacts or discussions are evaluated, insofar as they relate to the company, disclose these criteria and discuss how they are applied. We may have further comment.

10. We note the disclosure, and related risk factor, that the company may select a target company with which one or more of the existing officers, directors and senior advisor may be affiliated. In the event that the target company is affiliated, the company would obtain a fairness opinion. The prospectus states that the company is not currently focusing on such a transaction, but would consider such an opportunity if it were presented, without first seeking a non-affiliated target company. See pages 25-26. Please add this disclosure elsewhere, as appropriate.

11. We note the 30% conversion threshold and the related sixth risk factor on page 18. Please make clear throughout the prospectus, see, e.g., page 9, that the typical conversion threshold for most blank check companies is 20%, see, e.g., page 18, and that the 30% requirement will make it easier for a business combination to be approved over stockholder dissent. Please also discuss, as appropriate, the potential effect of the 30% requirement upon the potential need to obtain additional financing to complete a business combination.

12.   We note the disclosure on pages 30 and 84 concerning factors that were considered in determining the terms of the securities. Please also describe the factors that were considered in the decision to seek proceeds of approximately $125 million. For example, explain if that was the amount determined to be sufficient to complete an acquisition of the size that the company will pursue. Please discuss whether that amount was chosen because it was found to be the maximum amount that, in the view of the company and the underwriters, could be successfully received, given market conditions, the healthcare industry, the company's management, and/or other factors.

13.   We note the disclosure on pages 26 and 73 that the company has

> agreed not to consummate a business combination with an entity that is affiliated with our principal stockholder, officers, directors or senior advisor unless we obtain an opinion from an independent investment banking firm that the business combination is fair to our stockholders from a financial point of view.

Please disclose whether the investment banking firm will be a member of the Financial Industry Regulatory Authority (FINRA). If so, please reconcile this disclosure with the statement on page 56 that the investment firm is not required to be a member of FINRA. Also disclose whether the company intends to pursue a business combination(s) with a company(ies) that is affiliated with stockholders, officers, directors and/or senior advisor. Please disclose if any such companies have been considered. Also, in the summary, please disclose the possibility of the company entering into such an affiliated transaction.

Further, please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Summary, page 1

Conversion rights for public stockholders voting to reject our initial business combination, page 9

14.   Please clarify here and in the "Conversion rights" section on page 57 the specific procedures for shareholders wishing to convert their shares. For example, explain what steps shareholders will be required to take before and after a meeting to vote on a proposed transaction, including whether you could require shareholders to tender their shares prior to the shareholder meeting.

Lock-up of securities, page 12

15.   We note the disclosure that the shares and the insider warrants will not be transferable except upon limited exceptions. Please discuss in detail the limited exceptions in which the securities would be transferable.

16.   We note the transfer restrictions upon the existing stockholders, particularly Pecksland Partners, LLC. Please describe in more detail whether the transfer restrictions would apply to the membership interests in Pecksland Partners, LLC or the controlling entities of Pecksland Partners, LLC. If not, please disclose the number of members and describe the business of Pecksland Partners, LLC, along with the circumstances in which membership interests could be sold or transferred.

Summary Financial Data, page 14

17.   Note (1) to your table indicates that the as adjusted column gives effect to the payment of deferred underwriting discounts of $3,750,000. Based on your disclosure of as adjusted total assets of $123,248,993 and total liabilities of $3,750,000, this does not appear to be the case. It appears that your presentation does not give effect to the payment of these costs, but includes the funds and liability related to these costs in the as adjusted amounts. Please advise or revise.

Risk Factors, page 16

18.   In the second full risk factor on page 18, if possible, please revise to include comparison figures for blank check companies with a focus on the healthcare industry.

19.   We note the disclosure in the second full risk factor on page 24 that you expect management to remain "associated" with the company following a business combination. Please clarify how management will remain associated with the company.

20.   We note disclosure in the second full risk factor on page 25 that all of your executive officers "may be engaged" in other business endeavors. Please describe whether the executive officers are engaged in other endeavors.

21.   The thirtieth risk factor on page 28 indicates that your existing stockholders control a substantial interest in the company. Please disclose whether the existing stockholders intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or through the open market. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval.

Use of Proceeds, page 40

22.   In the table, please disclose the amount of administrative expenses. Also disclose
        whether such services will be paid to an affiliate of the company.

23.   Please describe in more detail the expenses under "Working capital."

24.   We note the expected rent expense of $280,000. Please describe, as possible, the
        company's arrangement to rent office space. Please describe whether this
        arrangement will be entered into with an affiliate of the company.

Dilution, page 44

25.   We note that your dilution presentation assigns no value to the warrants that you
        have, or will have, outstanding following the offering. Please clarify to the
        investor that their actual dilution may be higher as a result of the exercise of these
        warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 49

26.   Please identify the source of your healthcare industry statistics. For example, if
        you are relying on information from the Centers for Medicare and Medicaid
        Services, cite the specific report(s), author(s), and date(s) of publication. Please
        ensure to provide specific cites for all of your statistical disclosure.

Our Competitive Advantage, page 53

27.   We note the disclosure on page 53 that, "We also expect that some businesses will
        view affiliation with our management as a competitive advantage in furthering
        their business goals." Please explain this statement in more detail. Please explain
        whether management would further the business goals by remaining as
        management or affiliated, in another manner, with the company. Also explain
        how management would structure the business combination in order for them to
        continue with their association with the company.

We have not identified a target business, page 54

28.   Please discuss whether the company, or any of its agents or affiliates, has been
        approached by any candidates or their representatives, with respect to a possible
        business combination. Also discuss whether you, or anyone on your behalf, has
        taken any measure, directly or indirectly, to identify or locate any suitable target
        business or whether you have engaged or retained any agent or other

representative to identify or locate an acquisition candidate. In addition, discuss whether you, or anyone on your behalf, has conducted any research with respect to identifying the number and characteristics of potential acquisition candidates.

Facilities, page 62

29.   Please discuss in more detail the arrangement in which the company expects the monthly rental expense for office space to be $11,667 per month. Also reconcile this disclosure with that in the use of proceeds section.

Management, page 68

30.   Under the business experience for each of the individuals listed, please include the dates of employment and describe the person's business experience during the past five years. See Item 401(e) of Regulation S-K.

Financial Statements

General

31.   Please provide a currently dated consent in any amendment and consider the updating requirements of Rule 3-12(g) of Regulation S-X.

Notes to Financial Statements

General

32.   Please revise to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period in accordance with SAB Topic 11M.

Note E- Commitments, page F-9

33.   As noted elsewhere in the registration statement, please revise to disclose your commitment relating to office space you intend to lease concurrent with the consummation of the offering.

Exhibits

34.   Please file the remaining exhibits in the next amendment.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Raj Rajan at (202) 551-3388. Questions on other disclosure issues may be directed to Cathey Baker at (202) 551-3326.

Sincerely,

John Reynolds
Assistant Director

cc: Emanuel Cherney, Esq.
        Fax: (212) 836-8689